Exhibit 10.9

March 8, 2021

Jami Rubin

RE: Employment Letter Agreement

Dear Jami:

On behalf of EQRx, Inc. (the “Company”), I am pleased to offer you the position of the Company’s Chief Financial Officer. If accepted, this letter agreement sets forth the terms and conditions of your employment.

1. Position. As the Company’s Chief Financial Officer, you will report directly to the Company’s President and Chief Operating Officer, and upon the promotion of the current President and Chief Operating Officer, directly to the Chief Executive Officer (in either case, your “Direct Report”) and shall have such other powers and duties commensurate with your title and as may from time to time be prescribed by your Direct Report. You shall devote your full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, you may serve on other boards of directors, with the prior written approval of the Board of Directors (the “Board”), or engage in religious, charitable, industry or other community activities as long as such services and activities are disclosed to the Board and do not materially interfere with your performance of your duties to the Company, as provided in this letter.

2. Start Date. Your employment will begin by September 15, 2021 or such other earlier date as agreed between you and the Company. The actual first day of your employment shall be the “Start Date”.

3. Work Location. You will be permitted to work from your home office in New York, provided, however, that you will be required to regularly travel, at the Company’s expense, to the Company’s Cambridge, Massachusetts office, consistent with the Company’s business needs, and you may also be required to travel nationally and internationally on business as is necessary from time to time. During the COVID-19 pandemic, such travel may be limited to essential travel and will be in accordance with applicable safety regulations. If you elect to relocate to the Cambridge, Massachusetts area, the Company will provide you with a stipend of $50,000, less applicable tax- related deductions and withholding, to assist with relocation and housing expenses.

4. Salary. The Company will pay you a salary at the rate of $410,000 per year (“Base Salary”), payable in accordance with the Company’s standard payroll schedule and subject to applicable deductions and withholdings. The Board will review your base salary on an annual basis and will determine, in its sole discretion, whether to increase (but not decrease) such base salary.

5. Bonuses. During your employment, you will be eligible to participate each fiscal year in the annual bonus plan adopted by the Company applicable to its senior executives, which plan will take into account such financial, business and other circumstances and factors in setting the performance goals established in the discretion of the Board and will be administered by the Board. The actual bonus amount is discretionary and will be subject to the assessment of your performance in addition to that of the Company. Your target annual incentive bonus shall be 40% of your base salary, which target may be increased (but not decreased) in a given year by the Board at its discretion, with any annual incentive bonus payable in respect of the current fiscal year being prorated from the Start Date. Any bonus payable to you in respect of the 2021 calendar year will be prorated based on your Start Date. Payment of any annual incentive bonus shall be contingent upon you being employed by the Company as of the payment date of such annual incentive bonus, other than as specified herein, which will be on or before March 15 of the calendar year following the applicable performance year.

6. Equity. Subject to the approval by the Board, which shall not be unreasonably withheld in connection with the commencement of your employment you will be granted 3,500,000 shares of common stock (in the form of either restricted common stock or options or a combination of both) at a purchase price or exercise price per share, as applicable, equal to fair market value of common stock on the date of grant, by reference to the then-most recent 409A valuation of the Company. Such equity grant, if approved, will be subject to vesting as follows and subject to any acceleration provisions set forth in the Severance Policy (as defined below):

a.	1,500,000 shares of common stock under the equity grant shall vest commencing as of the Start Date, with twenty-five percent (25%) vesting on the first anniversary of the Start Date and the remainder vesting thereafter in thirty-six (36) equal monthly installments until the fourth anniversary of the Vesting Start Date.

b.	1,000,000 shares of common stock under the equity grant shall vest in their entirety upon the initial closing of a bona fide financing transaction or transactions with a purchase price per share of at least $4.00 (subject to appropriate adjustment in the event of any stock split, combination or other similar recapitalization with respect to the Company’s capital stock following March 1, 2021) and resulting in gross proceeds to the Company of $800,000,000 (“Qualifying Transaction”), provided the signing of the agreement which results in the closing or closing occurs on or before the 18-month anniversary of your Start Date, or, subject to the following proviso, such later time as occasioned by actions outside of your control; provided, however, in the event that the signing of an agreement which results in a Qualifying Transaction occurs within 180 days after the conclusion of the 18 month period, you shall vest in a proportional number of the 1,000,000 shares, with a ratably declining percentage of the common stock vesting as computed on a daily basis until, if such signing of a Qualifying Transaction agreement occurs on the 180th day after the 18 month period, fifty percent of the original 1,000,000 shares, as adjusted in accordance with this provision, shall vest. For the sake of clarity and by way of example only, if the signing of a Qualifying Transaction Agreement occurs 90 days subsequent to the 18th month, 750,000, or %, of the common stock shall vest.

c.	1,000,000 shares of common stock under the equity grant shall vest in their entirety upon the Company achieving a per share volume-weighted average price (as displayed on Bloomberg) of at least $10.00 per share (subject to appropriate adjustment in the event of any stock split, combination or other similar recapitalization with respect to the Company’s capital stock following March 1, 2021) following the Company’s initial public offering or Sale Event (as defined in the Plan), for sixty (60) consecutive trading days at any time commencing following the expiration of all applicable “lock-up” periods and ending before the fourth anniversary of the Start Date.

Each of the forgoing vesting events shall be subject to your continued employment or other service relationship with the Company on such vesting date. Each such equity grant will be subject to the terms and conditions set forth in a Restricted Stock Agreement or Stock Option Grant Agreement, as applicable, to be entered into between you and the Company as a condition to the receipt of such equity grant, as well as the Company’s 2019 Stock Option and Grant Plan. Notwithstanding anything to the contrary in the Plan or the Severance Policy, the following terms shall be provided in any Restricted Stock Agreement or Stock Option Grant Agreement, and shall govern any provision within this Agreement, inclusive of the Severance Policy:

“Cause” shall mean (i) the grantee’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers vendors or other third parties with which such entity does business; (ii) the grantee’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the grantee’s intentional and willful failure to perform her assigned duties and responsibilities to the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the grantee by the Company; (iv) the grantee’s gross negligence or willful misconduct with respect to the Company or any Affiliate of the Company; or (v) the grantee’s material violation of any provision of any agreement(s) between the grantee and the Company relating to, non-solicitation, nondisclosure and/or assignment of inventions, which violation continues, in the reasonable judgment of the Company after written notice given to the grantee by the Company.

“Good Reason” shall have the definition contained in the Plan and/or Severance Policy, but shall also include any material breach by the Company of any material written agreement between the parties as a condition justifying a Good Reason resignation.

In the event of a termination without Cause or resignation for Good Reason, any options shall remain exercisable for 180 days from the termination date.

In the event of a repurchase of any shares of common stock purchased by you, at the time such shares are unvested, the repurchase price shall be the price at which you purchased the shares.

In the event the board elects to make annual awards of equity grants to existing employees, you will be eligible to participate in such annual equity program in such amounts as determined by the Board in light of your prior-year performance and employment title.

7. Benefits. During your employment, you will be eligible to participate in benefits programs currently offered by the Company or that may be adopted by the Company in the future to the same extent as, and subject to the same terms, conditions and limitations applicable to, other employees of the Company of similar rank and tenure, which may include health, life, disability and dental insurance as well as any severance or similar policy in place (collectively, the “Benefits Programs”). Details of the Benefits Programs, including mandatory employee contributions, will be made available to you. Upon any termination of employment, you will receive your earned salary through your date of termination, any unreimbursed expenses incurred through the date of termination in accordance with, and all accrued and vested benefits under the employee benefit plans in which you participate in accordance with terms of such plans.

8. Severance Policy. The Company has established a Severance and Change of Control Policy (the “Severance Policy”) that, among other things, provides for the following payments to you in your role as Chief Financial Officer, subject to your compliance with the terms and conditions thereof (including execution of a release agreement in a form acceptable to the Company, but which shall not contain additional post-employment restrictions and which shall not reduce any indemnification rights):

a.	In the event of your termination without Cause or your resignation for Good Reason in each case other than connection with a Change in Control or Sale Event:

(1) any prior year’s bonus not yet paid as of the termination date, 12 months’ then current Base Salary + 1.0x your target bonus amount, payable in a lump sum within 60 days of your termination (the “Severance Amount”); and

(2) 12 months’ benefits continuation.

b.	In the event of your termination without Cause or your resignation for Good Reason in each case in connection with, or within 12 months following, a Change in Control or Sale Event:

(1) the Severance Amount;

(2) 12 months’ benefits continuation; and

(3) full acceleration of all outstanding stock options and other equity awards then subject to vesting.

These benefits are in addition to any additional benefits to which you are entitled under this letter agreement and any other payments or benefits contemplated by the Severance Policy. No amount payable is subject to reduction or mitigation on account of future employment. In the event you are entitled to any payments pursuant to your Employee Confidentiality, Assignment and Non-solicitation Agreement, any Severance Amount payable to you in any calendar year will be reduced by the amount you are paid in the same calendar year pursuant to your Employee Confidentiality, Assignment and Non-solicitation Agreement. In the event of any conflict between the terms of (i) this letter agreement and the Severance Policy, the terms of this letter agreement shall apply and (ii) this letter agreement and the Company’s equity incentive plan as then in effect, the terms of this letter agreement shall apply.

9. Paid Time Off. During your employment, you will be entitled to take paid time off in accordance with the Company’s applicable paid time off and vacation policy for employees as may be in effect from time to time.

10. Employee Agreement. As a condition of your employment you hereby agree to the terms of the Company’s Employee Confidentiality, Assignment and Non-solicitation Agreement, a copy of which is attached below as Exhibit A.

11. Indemnification. You shall be entitled to indemnification in accordance with the Company’s bylaws, charter, other organizational documents and applicable law; provided, that, respecting your service as an executive officer, you will be entitled to advances under the bylaws on the same basis as directors. You will be covered as an insured under any contract of directors and officers liability insurance. This paragraph shall survive any termination of your employment or of this letter agreement with respect to all of your acts and omissions to act occurring during your employment. The Company will tender you an indemnification agreement in substantially the same form to other directors and officers.

12. Representation Regarding Other Obligations. This letter agreement is conditioned on your representation that you are not subject to any confidentiality, non-competition or other agreements that restricts your employment activities or that may affect your ability to devote full time and attention to your work at the Company, other than as disclosed to and agreed to by the Company. If you have entered into any agreement that may restrict your activities on behalf of the Company, please provide me with a copy of the agreement as soon as possible. You further represent that you have not used and will not use or disclose any trade secret or other proprietary right of any previous employer or any other party.

13. Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its board of directors related to tax liabilities arising from your compensation.

14. 280G/Modified Cutback.

(a) Notwithstanding anything in this letter agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of you, whether paid or payable or distributed or distributable pursuant to the terms of this letter agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code (the “Code”) and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which you become subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in you receiving a higher After Tax Amount (as defined below) than you would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A- 24(b) or (c).

For purposes of this Section 13, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on you as a result of your receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to this Section 13 shall be made by you and the Company in good faith with input from a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within 15 business days of the date triggering such payment, if applicable, or at such earlier time as is reasonably requested by the Company or you. Any determination by the Accounting Firm shall be considered by you and the Company in good faith in determining the amount of any reduction (if any) in Aggregate Payments pursuant to this provision, and such determination will also take into account any adverse effect on the Company or its successor in interest from a financial, operational, compliance or regulatory standpoint.

15. Interpretation, Amendment and Enforcement. This letter agreement and the Employee Confidentiality and Assignment Agreement constitute the complete agreement between you and the Company contain all of the terms of your employment and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by Massachusetts law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any Dispute or any claim related to any Dispute.

16. Assignment. Neither you nor the Company may make any assignment of this letter agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this letter agreement (including the Severance Policy) without your consent to any affiliate or to any person or entity with whom the Company shall hereafter effect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets. This letter agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and its respective successors, executors, administrators, heirs and permitted assigns.

17. Other Terms. Your employment with the Company will be on an “at will” basis. In other words, subject to the Severance Plan and this letter agreement, you or the Company may terminate your employment for any reason and at any time, with or without cause, subject to the provisions of compensation herein. Although your job duties, title, compensation and benefits, as well as the Company’s benefit plans and personnel policies and procedures, may change from time to time, subject to your right to resign for Good Reason, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Chairman of the Board of Directors. Subject to the forgoing, this letter agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and a Board member of the Company. The headings and captions in this letter agreement are for convenience only and in no way define or describe the scope or content of any provision of this letter agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” This letter agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. Any amount payable hereunder shall be paid to your estate in the event of your death. In addition, this offer is subject to satisfactory background and reference checks, which the Company confirms has been completed as of the date hereof. As with all employees, our offer to you is also contingent on your submission of satisfactory proof of your identity and your legal authorization to work in the United States.

We are excited about the prospect of having you join the Company. We look forward to receiving a response from you within one week acknowledging, by signing below, that you have accepted this offer of employment.

Very truly yours,

EQRx, Inc.
50 Hampshire Street
Cambridge, MA 02139

By:	/s/ Melanie Nallicheri
	Name:	Melanie Nallicheri
	Title:	President and COO

I have read and accept this employment offer:

/s/ Jami Rubin
Jami Rubin

Dated:	March 10, 2021